GRASIM

ADITYA BIRLA GROUP

July 29, 2006

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

06016029

0 82-03322

Unique ID No.(UIN) 100013425

SUPPL

Dear Sir,

Re: Secretarial Audit Report

With reference to Circular No. D&CC/FITTC/CIR-16/2002 dated 31.12.2002 of the Securities and Exchange Board of India, please find enclosed herewith the Secretarial Audit Report of the Company, in the prescribed format, for the quarter ending 30th June, 2006 done by M/s A. Mehta & Co., Practicing Company Secretaries of Indore dated 18.07.2006 which is taken on record by the Board of Directors of the Company in their meeting held on 29th July,2006.

Please acknowledge the receipt

Thanking You,
Yours faithfully

Ashok Malu
Company Secretary

encl: as above

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

A. MEHTA & CO. Company Secretaries
Office · 107, Gold Arcade, New Palasia, Opp. Curewell Hospital, Indore- 452 001
Cell No. : 98263-31936 Tele. : (0731) 2496858
e-mail: ashokmehtacs@hotmail.com

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	30th June 2006
2	ISIN	INE047A01013
3	Face Value	Rs, 10/-
4	Name of the Company	GRASIM INDUSTRIES LIMITED
5	Registered Office Address	Birlagram, Nagda - 456 331 - Madhya Pradesh
6	Correspondence Address	Shares Department, Birlagram, Nagda - 456331
7	Telephone & Fax Nos.	Phone:07366-246760-69, Facsimile:07366-244112
8	Email address	shares@adityabirla.com

9 **Names of the Stock Exchanges where the company's securities are listed :**
BSE & NSE, Mumbai

		Number of shares	% of Total Issued Cap.
10	Issued Capital	91673654	100
11	Listed Capital (Exchange-wise) *(as per company records)*	91673654	100
12	Held in dematerialised form in CDSL	3286775	3.59
13	Held in dematerialised form in NSDL	75508559	82.37
14	Physical	12878320	14.05
15	Total No.of shares (12+13+14)	91673654	100.00

16 **Reasons for difference if any, between (10&11) , (10&15) , (11&15) :**
There is no difference.

17 **Certifying details of changes in share capital during the quarter under consideration as per Table below :**

Particulars***	No.of shares	Applied / Not Applied for listing	Stock Exchanges (Specify Names)	whether intimated to CDSL	whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)
Amalgamation	18	Applied	BSE and NSE	Yes	Yes	No

Note: In-principle approval of 18 shares which were alloted on 31.03.06 has been obtained in the quarter under consideratin from both Stock Exchnages i.e. NSE & BSE.

GRASIM INDUSTRIES LTD. MUMBAI

A. MEHTA & CO. FCS 2566 CCP 2022

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).*

18 **Register of Members is updated (Yes / No)** Yes

If not, updated upto which date

19 **Reference of previous quarter with regards to excess dematerialised shares,if any.**

Not Applicable

20 **Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ?** Not Applicable

21 **Mentioned the total no.of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :**

Total No.of demat requests	No.of requests	No.of shares	Reasons for delay
Confirmed after 21 Days	None	Nil	Not Applicable
Pending for more than 21 days	None	Nil	Not Applicable

22 **Name, Telephone & Fax No. of the Compliance Officer of the Co.:**

Mr. Ashok Malu (Tel) 07366 – 246760, (Fax) 07366 - 244112

23 **Name, Address, Tel. & Fax No., Regn. no. of the Auditor :**

A. Mehta & Co. Company Secretaries
3-D, "Padm-Prabh", 11/3, Manoramaganj, Indore
Tel : 0731-2496858/098263-31936 CP-2028

24 **Appointment of common agency fı if yes (name & address)**

No common agency. Company is doing this work.

25 **Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.)**

Place : **Indore**
Dated: **18.07.2006**

A. MEHTA & Co. Company Secretaries FCS 2566 C.P 2028

for **A. MEHTA & Co.**
Company Secretaries

ASHOK MEHTA
Proprietor

GRASIM INDUSTRIES LTD. MUMBAI

CERTIFIED TRUE COPY
FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY